Information	11240 Waples Mill Road		(703) 383-3000
Analysis	Suite 201		(800) 829-7614
Incorporated	Fairfax, Virginia 22030	infoa . com	Fax: (703) 293-7979
May 23, 2008

Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Information Analysis Incorporated
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed April 15, 2008
File No. 000-22405
Dear Mr. Krikorian:

In response to the Staff's comment letter of April 25, 2008, regarding the Form 10-KSB of Information Analysis Incorporated ("IAI" or the "Company") for the fiscal year ended December 31, 2007, we offer the following:
Comment No. 1

"Note 1. Summary of Significant Accounting Policies, page 21 Revenue Recognition, page 21

"1. Explain the nature of any multiple element arrangements including the accounting treatment for each deliverable of these arrangements. In this regard, we note your "fixed price contracts" may require the delivery of a specific product with related customer acceptance provisions and that "a portion of [your] fixed price contracts may involve the design and development of complex client systems." It is unclear from your disclosure whether you apply contract accounting (i.e. SOP 81-1) to all or only a portion of your "fixed price contracts" as the last sentence on page 21 indicates that revenues associated with the customized software product is recognized under SOP 97-2. Your response should provide a clear understanding of your various arrangements and the accounting guidance relied upon for each."
Response to Comment No. 1

The disclosure relating to SOP 81-1, SOP 97-2, and "design and development of complex client systems" referenced in the comment did not apply to the periods presented in the Company's 10-KSB for the years ended December 31, 2007 and 2006. These disclosures applied to revenue recognized in prior periods under then-existing contractual arrangements and business operations and were intended as a general disclosure should those types of contracts materialize in future periods. These accounting policies will be removed in future filings unless they apply to the periods presented therein.

The Company recognizes revenue when a contract has been executed, the contract price is fixed and determinable, delivery of services or products has occurred, and collectability of the contract price is considered probable and can be reasonably estimated. Revenue is earned under time and materials and fixed price contracts. For resales of software products, revenue is recognized upon delivery.

IAI's revenue for the fiscal years ended December 31, 2007 and 2006, arose from contractual arrangements, and revenue is recognized from these arrangements, as hereafter described:

Information	11240 Waples Mill Road		(703) 383-3000
Analysis	Suite 201		(800) 829-7614
Incorporated	Fairfax, Virginia 22030	infoa . com	Fax: (703) 293-7979

A.

Multiple-element arrangements - For multiple element contracts, revenue is recognized under guidance from EITF 00-21 for each deliverable based on its standalone value to the customer. The individual standalone elements of the Company's multiple element contracts are priced substantially equivalent to contracts that do not include multiple elements. Examples of multiple-element contracts include ones for which we provide third party software as well as time and materials services, third party software in conjunction with maintenance on third party software, and time and materials services in conjunction with per form or per page unit deliverables. Frequently the initial conversion of a form is charged on a per form or per page basis, while any revisions after delivery and acceptance of the form are charged on a time and materials basis.

B.

Time and Materials Contracts - Revenue on time and materials contracts was recognized based on direct labor hours expended at contract billing rates and adding other billable direct costs. Time and materials contracts made up approximately 55% of revenue on our contracts in 2007 and 73% of the revenue on our contracts in 2006.

C.	Fixed price contracts -

1.

For fixed price contracts that are based on unit pricing, the Company recognizes revenue for the number of units delivered in proportion to total expected units to be delivered in any given reporting period. This applies to contracts for which we convert paper or electronic forms to Adobe or web-based forms on a per page or on a per form basis and contracts to perform training classes.

		a.	Revenue on forms conversions priced on a per page or a per form basis represented approximately 5% of revenue reported in 2007 and approximately 6% of revenue reported in 2006.

b.

Revenue for training classes is recognized upon completion of the entire training class, which generally runs one to five days. Revenue for training classes represented less than 1% of revenue reported in 2007 and approximately 1% of total revenue reported in 2006.

2.

For fixed price contracts under which the Company is paid a specific amount to be available to provide a particular service for a stated period of time, revenue is recognized ratably over the service period. The Company applies this method of revenue recognition to resale of maintenance contracts on third party software sales, primarily on Adobe and Micro Focus software, for which the Company is responsible for "first line support" to the customer and for serving as a liaison between the customer and the third party maintenance provider for issues the Company is unable to resolve. The maintenance on third party software represented approximately 8% of revenue in 2007 and approximately 7% of revenue in 2006.

The Company also applies this method to a fixed price contract for which it dedicates staff to support the maintenance of the website of a customer for which the customer is invoiced an equal amount per month of service, regardless of the hours required by the Company's staff to support the maintenance of the website. This contract represented approximately 7% of 2007 revenue and approximately 5% of 2006 revenue.

D.

Resale of Third Party Software - Resale of third party software is recognized upon delivery. Revenue on third party software sales represented approximately 20% of total revenue in 2007 and 4% of revenue reported in 2006. Sales of third party software products, primarily Adobe and Micro Focus products, are reported on a gross basis with the Company as a principal under guidance from the Financial Accounting Standards Board Emerging Issues Task Force (EITF) Abstract 99-19. Please see the further discussion on third party software sales in relation to the Company's response to the Staff's Comment No. 2, below.

Information	11240 Waples Mill Road		(703) 383-3000
Analysis	Suite 201		(800) 829-7614
Incorporated	Fairfax, Virginia 22030	infoa . com	Fax: (703) 293-7979

Comment No. 2

"Note 8. Major Customers and Major Suppliers, page 30

"2. We note that you generated 28% of your total revenue from third party software and maintenance contracts under agreements with two major suppliers. Explain whether the revenue generated through these third party software and maintenance contracts is recorded on a gross or net basis and provide justification for your accounting policy in accordance with the guidance in EITF 99-19. Further, tell us what consideration you gave to disclosing the revenue recognition policy for this significant revenue stream within your filing."
Response to Comment No. 2

Resale of third party software is recognized upon delivery. As noted above, revenue on third party software sales represented approximately 20% of total revenue in 2007 and 4% of revenue reported in 2006 and were recognized on a gross, as opposed to a net, basis using the principles set forth in EITF 99-19. This determination was based on the following: 1) the Company has inventory risk as suppliers are not obligated to accept returns, 2) the Company has reasonable latitude, within economic constraints, in establishing price, 3) the Company, in its marketing efforts, frequently aids the customer in determining product specifications, 4) the Company has physical loss inventory risk as title transfers to the Company at the shipping point, 5) the Company bears full credit risk, and 6) the amount the Company earns in the transaction is neither a fixed dollar amount nor a fixed percentage.

In connection with the above responses, the Company hereby acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing;

-	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Based on the comments presented to the Company by you on behalf of the Securities and Exchange Commission, the Company has incorporated expanded revenue recognition disclosure in its 10-Q filed on April 20, 2008, for the three months ended March 31, 2008. The Company will continue to assess its revenue recognition policies and disclosures for future periods and incorporate these assessments into its applicable reports.

We would welcome the opportunity to discuss any questions or clarifications that would be useful to you or other members of the Staff. If we can be of assistance, please contact me at (703) 293-7901.
Sincerely,

/s/ Richard S. DeRose Richard S DeRose Executive Vice President and Chief Financial Officer

cc:	Mark Wishner, Greenberg Traurig, LLP Mark Hooley, Principal, Reznick Group, P.C. Dennis Muse, Principal, Reznick Group, P.C.